Filed by Match Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
IAC/InterActiveCorp
Commission File No.: 000-20570
Match Group, Inc.
Commission File No.: 001-37636
Date: May 5, 2020

On May 5, 2020, Match Group, Inc. (the “Company”) filed with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, an excerpt of a Letter to Shareholders (the “Original Filing”). The original Letter to Shareholders and the excerpt included in the Original Filing contained an error in the chart reflecting the Company’s debt maturity schedule. A corrected Letter to Shareholders has been posted on the Company’s website and this filing includes the following corrected excerpt.
IAC Separation
We have filed the proxy statement for the separation from IAC and expect to hold a virtual shareholder meeting on June 25th and close the transaction after satisfying the applicable closing conditions, including obtaining required shareholder approvals at both Match Group and IAC. As of April 30th we had cash on hand of nearly $900 million. We will use our cash on hand to pay the $3 per share consideration, or approximately $850 million in aggregate, to Match Group shareholders and IAC under the terms of the separation. We can access our $750 million undrawn credit facility should we need to.
We currently expect to have net leverage slightly below 5x when the separation closes, including assumption of the IAC Exchangeables. That is a little higher than we were initially expecting, in part because we now expect our adjusted EBITDA for the first half of the year to be a little lower. Given we expect to convert more than 70% of our adjusted EBITDA to free cash flow, we believe this leverage level remains very manageable for us. We also expect that we’ll de-lever a little more slowly, as our adjusted EBITDA going forward likely will be lower than we had originally anticipated as the effects of the virus linger. That said, based on our current financial outlook, we remain confident that we will de-lever to under 3x net leverage within 18 months following the separation, absent any non-operating uses of cash such as M&A.

We also believe we have a balanced debt maturity schedule. As you can see from the chart below, the only debt maturities we will have prior to 2026 are one $400 million senior notes maturity in 2024, and the IAC Exchangeables due in 2022 that will transfer in the separation. The IAC Exchangeables are currently in-the-money, meaning that at current share prices we retain the flexibility to settle them in cash or stock.
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No Offer or Solicitation / Additional Information and Where To Find It
This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is being made in respect of a proposed transaction involving IAC, IAC Holdings, Inc. (“New IAC”) and Match Group. In connection with the proposed transaction, IAC and New IAC have filed with the Securities and Exchange Commission (the “SEC”) a joint registration statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement of IAC and Match Group, and IAC, New IAC, and Match Group may file one or more other documents with the SEC. The Form S-4 was declared effective by the SEC on April 30, 2020, each of IAC and Match Group has mailed or otherwise made available the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH GROUP ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain these materials and other documents filed with the SEC (when they are available) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match Group may also be obtained free of charge on Match Group’s website at www.mtch.com.
Participants in the Solicitation
IAC and Match Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 28, 2020, and IAC’s definitive proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 30, 2020. Information about Match Group’s directors and executive officers is available in Match Group’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 27, 2020, as amended by Match Group’s Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2020. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.